Contact

www.linkedin.com/in/dnemirovsky
(LinkedIn)
www.atakama.com/ (Company)

Top Skills

Bitcoin
Institutional Digital Finance
Securities

Dimitri Nemirovsky

Cofounder and COO @Atakama
New York, New York, United States

Summary

As the cofounder and COO of Atakama, a venture-backed firm headquartered in New York City, Dimitri assumes a pivotal role in steering the company across all facets of its operations and expansion. His responsibilities span corporate governance, strategic business planning, product innovation, personnel management, sales and marketing initiatives, and legal affairs.

Atakama's flagship Browser Security Platform empowers MSPs with a robust multi-tenant security solution. This innovative platform simplifies administration, mitigates complexity, and provides unparalleled insights into user activities related to browsers and SaaS applications. Under Dimitri's leadership, Atakama is committed to delivering cutting-edge solutions that redefine cybersecurity standards and enhance organizational resilience in the digital landscape.

Experience

Atakama
Cofounder and COO
2018 - Present (7 years)
Greater New York City Area

security software

Reyhani Nemirovsky LLP
Attorney
2012 - 2017 (5 years)
Greater New York City Area

Bingham McCutchen
Attorney
2003 - 2012 (9 years)

Merrill Lynch
Attorney
2000 - 2003 (3 years)

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Education

Brooklyn Law School
JD · (2000)

Baruch College
MBA · (2000)

Baruch College
Bachelor's degree · (1997)